Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended				Six Months Ended
($ in thousands)	June 30,				June 30,
	2005		2004		2005		2004

Income from continuing operations	$14,382		$10,832		$87,052		$20,271
Income tax expense	9,195		7,071		21,542		13,234

Earnings before income taxes	23,577		17,903		108,594	(1)	33,505
Fixed charges:
Interest on debt, deposits and other borrowings	11,428		8,556		21,724		17,798
Interest on subordinated debt payable to preferred securities trust	2,290		2,290		4,579		4,579
One-third of all rentals	415		408		801		1,042

Total fixed charges	14,133		11,254		27,104		23,419

Earnings before income taxes and fixed charges	$37,710		$29,157		$135,698		$56,924
Ratio of earnings to fixed charges(2)	2.67	x	2.59	x	5.01	x	2.43	x

(1)	Earnings before income taxes in the six months ended June 30, 2005 includes a $67.7 million gain on transfer of consumer credit card business relating to our May 28, 2004 agreement with Bank of America.

(2)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases.